Amerant Investments, Inc.

(A wholly owned subsidiary of Amerant Bank, N.A.)

Financial Statements and

Supplementary Information

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerant Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Vina (305)460-4030
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

333 S.E. 2nd Avenue	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael Vina , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerant Investments, Inc. , as of December 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOEL CAMPOS-BRANDANI
Notary Public - State of Florida
Commission # FF 999278
My Comm. Expires Jun 6, 2020

Notary Public

_____
Signature

Chief Compliance Officer
_____
Title

This report contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Index
December 31, 2019



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Amerant Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amerant Investments, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, of changes in stockholder's equity and of cash flow for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial

statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 28, 2020

We have served as the Company's auditor since 2003.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Financial Condition
December 31, 2019

Assets		
Cash and due from banks	$	234,757
Cash due from clearing broker		1,854,950
Deposits with clearing broker		100,000
Total cash and cash equivalents		2,189,707
Receivable from clearing broker		2,144,000
Receivable from affiliates		195,738
Right-of-use on leased asset		825,450
Other assets		206,795
Total assets	$	5,561,690
Liabilities and Stockholder's Equity		
Lease liability	$	789,345
Accrued expenses and other liabilities		1,117,719
Total liabilities		1,907,064
Commitments and contingencies (Note 4)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding		1
Additional paid in capital		3,101,952
Accumulated earnings		552,673
Total stockholder's equity		3,654,626
Total liabilities and stockholder's equity	$	5,561,690

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amercant Bank, N.A.)
Statement of Operations
Year Ended December 31, 2019

Revenues		
Commissions	$	7,784,823
Fees and other income		4,561,073
Total revenues		12,345,896
Expenses		
Employee compensation and benefits		5,188,213
Fees and services		3,242,125
Occupancy		363,306
Other expenses		211,022
Total expenses		9,004,666
Income before income taxes		3,341,230
Income taxes		(814,861)
Net income	$	2,526,369

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances at December 31, 2018	100	$ 1	$3,021,360	$ 326,304	$ 3,347,665
Net income	—	—		2,526,369	2,526,369
Dividends declared	—	—		(2,300,000)	(2,300,000)
Stock-based compensation	—	—	80,592	—	80,592
Balances at December 31, 2019	100	$ 1	$3,101,952	$ 552,673	$ 3,654,626

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Cash Flow
Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 2,526,369
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation and amortization	1,942
Deferred tax expense	139,829
Stock-based compensation	80,592
Change in operating assets and liabilities	
Receivable from clearing broker	(94,000)
Receivable from affiliates	1,518
Other assets	93,246
Accrued expenses and other liabilities	(496,079)
Net cash provided by operating activities	2,253,417
Cash flows used in financing activities	
Dividends paid	(2,300,000)
Net decrease in cash and cash equivalents	(46,583)
Cash and cash equivalents	
Beginning of the year	2,236,290
End of the year	$ 2,189,707
Supplemental disclosures of cash flow information	
Income taxes paid	$ 844,181

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

---

1. **Organization and Summary of Significant Accounting Policies**

   Amerant Investments, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida.

   The Company is a wholly owned subsidiary of Amerant Bank, N.A. (the "Bank"). The Bank is the main operating subsidiary of Amerant Bancorp Inc. ("Amerant" or "the Holding Company") in the United States of America ("U.S.") Amerant is a bank holding company registered in the State of Florida and its principal office is in the City of Coral Gables. Amerant is registered with the U.S. Securities and Exchange Commission ("SEC") and its shares of common stock are listed and trade on the Nasdaq Global Select Market under the symbols "AMTB" and "AMTBB."

   The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

   The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 28, 2020, the date when these financial statements were available to be issued.

   The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with generally accepted accounting principles in the United States of America ("U.S. GAAP").

   Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

   Commissions
   Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Fees
   Fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. These fees are assessed and collected at least quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

Stock-based Compensation

The Holding Company may grant share-based compensation and other related awards to its subsidiaries' non-employee directors, officers, employees and certain consultants. Compensation cost is measured based on the estimated fair value of the award at the grant date and recognized in earnings and as an increase in additional paid in capital on a straight-line basis over the requisite service period or vesting period. The fair value of the unvested shares of restricted stock is based on the market price of the Holding Company's Class A common stock at the date of the grant.

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily cash deposits held in firm accounts at the clearing broker and cash held at the Bank, including amounts generally considered as restricted.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The effect of changes in tax laws or rates is recognized in results in the period that includes the legislation enactment date. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

Recently Issued Accounting Pronouncements

Accounting for Credit Losses on Financial Instruments

In June 2016, the Financial Accounting Standards Board ("FASB") issued new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The standard is effective to the Company for fiscal years beginning after December 15, 2019. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is in the process of determining whether these changes will have a material impact on its financial position or results of operations or disclosures.

8

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

Accounting for Leases

In February 2016, the FASB issued guidance for the recognition and measurement of all leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for most leases within the scope of the guidance. There were no significant changes to the guidance for lessors. The Company adopted this guidance on January 1, 2019 using the modified retrospective transition method without adjusting comparative periods. Upon adoption, the Company recognized a right-of-use asset and lease liability on its balance sheet. In addition, the Company now provides additional disclosures required by the new guidance.

Recognition and Measurement of Financial Instruments

In January 2016, the FASB issued changes to the guidance on the recognition and measurement of financial instruments. The changes include, among others, the removal of the available-for-sale category for equity securities and updates to certain disclosures requirements. The Company adopted this guidance as of January 1, 2019 which had no material impact to the Company's financial statements.

2. **Cash Segregated Under Federal Regulations**

    Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

3. **Related Party Transactions**

    Included in the statement of financial condition and statement of operations amounts with related parties are as follows:

		December 31, 2019
Assets		
Cash and cash equivalents	$	234,757
Receivable from affiliate		195,738
		430,495
Liabilities		
Payable to affil ate		36,105
Net asset (liability) position	$	394,390

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

		Year Ended December 2019
Expenses		
Fees and services:		
Compliance	$	567,816
Wealth management		772,656
Administrative services		434,028
Occupancy		363,306
Service charge		216
	$	2,138,022

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

In 2019, the Company paid to the Bank $434,028 for accounting and certain administrative services received from the Bank.

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the year ended December 31, 2019 amounted to $363,306. The Company carries a right-of-use on leased asset for $825,450 and a lease liability for $789,345 at December 31, 2019.

4. **Commitments and Contingencies**

The following table provides supplemental information related to the noncancelable operating lease with the Bank as of and for the twelve months ended December 31, 2019:

		December 31, 2019
Operating lease right-of-use asset	$	825,450
Operating lease liability		789,345
Cash paid for amounts included in the measurement of operating lease liabilities		282,244
Operating lease right-of-use asset obtained in exchange for operating lease liability		246,139
Weighted average remaining lease term for operating leases		3.0 years
Weighted average discount rate for operating leases		5.56%

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

Future minimum lease payments under this agreement as of December 31, 2019 are as follows:

Year Ending	Amount
2020	276,980
2021	285,290
2022	293,848
	$ 856,118

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends collateralized credit to its customers subject to various regulatory and internal margin requirements. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company regularly monitors margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

5. **Fair Value of Financial Instruments**

The Company's financial instruments at December 31, 2019 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

6. **Incentive Compensation and Benefit Plans**

a) *Employee Benefit Plans*

The Amerant Bank U.S.A. Retirement Benefit Plan (the "401 (k) Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the 401 (k) Plan are based upon a fixed percentage of participants' salaries as defined by the 401 (k) Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. In addition, employees with at least three months of service and who have reached a certain age may contribute a percentage of their salaries to the 401 (k) Plan as elected by each participant.

The Company's matching contributions to the 401 (k) Plan amounted to $122,485 in 2019.

The Bank maintains a non-qualified deferred compensation plan for eligible highly compensated employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan permits deferrals of compensation above the amounts that can be contributed for retirement under the 401 (k) Plan. Under the Deferred Compensation Plan, eligible employees may elect to defer all or a portion of their annual salary and cash incentive awards and allows them to receive matching contributions up to 5% of their annual salary. All deferrals, employer contributions, earnings, and gains on each participant's account in the Deferred Compensation Plan are vested immediately.

b) Stock-based Incentive Compensation Plan

The Holding Company sponsors the 2018 Equity and Incentive Plan (the "2018 Equity Plan"). Under the 2018 Equity Plan, certain number of common shares of the Holding Company are reserved for issuance pursuant the grant of options rights, appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards or other share-based awards.

On December 21, 2018, certain Company employees were granted 10,790 restricted Class A common stock shares of the Holding Company under the 2018 Equity Plan. These shares of restricted stock will vest in three approximately equal amounts on each of December 21, 2019, 2020 and 2021. The fair value of the restricted stock granted was based on the market price of the Holding Company's common stock class A at the grant date which was $13.45. The total unearned deferred compensation expense of $55,814 for all unvested restricted stock outstanding as of December 31, 2019 will be recognized over a weighted average period of 1.5 years.

7. Income Taxes

The components of the income tax expense for the year ended December 31, 2019 is as follows:

Current provision:		
Federal	$	573,640
State		101,392
Deferred tax expense		139,829
	$	814,861

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2019

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition at December 31, 2019, is as follows:

Tax effect of temporary differences:

Lease Liability	$	200,059
Right-of-Use Asset		(209,210)
Deferred Compensation Expense and Other		89,288
	$	80,137

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2018, the Company had approximately $119 thousand of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. During 2019, the Company resolved its uncertain tax position and fully recognized the benefit.

8. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2019, the Company had net capital of $1,977,149, which was $1,877,149, in excess of its required net capital of $100,000 At December 31, 2019 the Company's percentage of aggregate indebtedness to net capital was 56.53%.

Supplementary Information

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2019

Computation of net capital

Total stockholder's equity	$	3,654,626
Add back lease liability		789,345
Deductions and/or charges		
Nonallowable assets		
Receivable from clearing broker	$	1,244,000
Receivable from affiliates		195,738
Other assets		1,027,084
Total deductions and/or charges		2,466,822
Net capital		1,977,149
Computation of basic net capital requirement		
Minimum net capital required		100,000
Excess of net capital	$	1,877,149
Computation of aggregate indebtedness		
Total aggregate indebtness		
Accrued expenses and other liabilities	$	1,117,719
Ratio of aggregate indebtedness to net capital		56.53%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2019 unaudited FOCUS Report filing dated February 21, 2020.

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Under SEC Rule 15c3-3
December 31, 2019

The Company clears all transactions with and for customers on a fully disclosed basis and the Company does not otherwise hold funds or owe money to customers. Therefore, the Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Other Information

Amerant Investments, Inc. Exemption Report

Amerant Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii);

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

———————————————

Amerant Investments, Inc.

I, Ralph Vina, swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

By:

Title: Chief Compliance Officer

February 28, 2020



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Amerant Investments, Inc.

We have reviewed Amerant Investments, Inc.'s (the "Company") assertions, included in the accompanying Amerant Investments, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k (2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 28, 2020



pwc

Report of Independent Accountants

To the Board of Directors and Management
of Amerant Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Amerant Investments, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Amerant Investments, Inc. for the year ended December 31, 2019, solely to assist the specified parties in evaluating Amerant Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Amerant Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 29, 2019 in the amount of $5,926 was compared to the wire transfer detail (Ref. #190729130317CR01) provided by the Wealth Management Operations Manager, noting no differences and payment dated January 27, 2020 in the amount of $5,823 was compared to the wire transfer detail (Ref. #200127135111CR01) provided by the Wealth Management Operations Manager, noting no differences.

2. Compared the cumulative Total Revenue amount of $12,345,896 reported, on page 5 of the audited Form X-17A-5 for each of the quarters ended in March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019 to the Total revenue amount of $12,345,896 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,053,530 to "CIS_FastLeads_2019-12" provided by the Wealth Management Operations Manager, noting no differences.

b. Compared deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC member in connection with securities transactions of $358,090 to "CIS_FastLeads_2019-12" provided by the Wealth Management Operations Manager, noting no differences.

c. Compared deductions on line 2c (9ii), 40% of margin interest earned on customers securities accounts, of $102,105 to "CIS_FastLeads_2019-12" provided by the Wealth Management Operations Manager, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e, $7,832,171 and $11,748, respectively of the Form SIPC-7, noting differences.

b. Recalculated the mathematical accuracy of the deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,053,530 (2019 results) by summing the following December 31, 2019 account balances from the trial balance provided by the Wealth Management Operations Manager, noting no differences.

Account Number	Description
5330150	Trailer Fee 12B1 Brokerage
5330152	Trailer Fee 12B1 Advisory
5330250	Mutual Fund Concessions Earned

c. Recalculated the mathematical accuracy of the deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $358,090 (2019 results) by summing the following December 31, 2019 account balances from the trial balance provided by the Wealth Management Operations Manager, noting no differences.

Account Number	Description
6302010	Broker Clearing Cost 5VA FI
6302050	Mutual Funds CO Exchange Fees

d. Recalculated the mathematical accuracy of the deductions on line 2c(9ii), 40% of margin interest earned on customers securities accounts of $102,105, by multiplying the December 31, 2019 balance of account # 5330160 – Margin Participation, in the amount of $255,262 from the trial balance provided by the Wealth Management Operations Manager, by 40% noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management, the Board of Directors of Amerant Investments, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 28, 2020

3

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053612 FINRA DEC
Amerant Investments
220 Alhambra Circle
Coral Gables FL 33134

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sergio Guerrero, FINOP (305) 629-5881

2. A. General Assessment (item 2e from page 2) $11,748

B. Less payment made with SIPC-6 filed (exclude interest) (5,926)
07/29/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 5,823

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $5,823

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $5,823

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amerant Investments
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 11 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$12,345,896
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,053,530
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	358,090
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): NONE (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $102,105	
Enter the greater of line (i) or (ii)	102,105
Total deductions	4,513,725
2d. SIPC Net Operating Revenues	$7,832,171
2e. General Assessment @ .0015	$11,748

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

  (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

  (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.